AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

December 5, 2012

Via E-mail

John Reynolds

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Amerilithium Corporation

         Revised Preliminary Proxy Statement on Schedule 14A

         Filed November 21, 2012

         File No. 333-155059

Dear Mr. Reynolds:

By letter dated November 27, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Amerilithium Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on November 21, 2012 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

General:

1.

We note that your response to comment 1 in our letter dated November 8, 2012 that you have forward incorporated by reference to any filings that you make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the Special Meeting has been held. Since you do not appear to meet the requirements of Item 13(b)(1) of Schedule 14A, please revise to remove your forward incorporation by reference. Please refer to Item 13(b)(1) and Note E to Schedule 14A.

           Response:  We have removed our forward incorporation by reference.

2.

We note your response to comment 3 in our letter dated November 8, 2012, and we reissue the comment. Please provide us with your basis for not holding annual meetings in the past. If you have not relied on any provision of state law, revise your proxy statement to briefly describe the potential consequences of not holding annual meetings and whether and when you intend to hold annual meetings in the future. Also, please revise your proxy statement for consistency regarding whether this meeting is an annual or special meeting. To this extent, we note your references on page 1 and 2 to an annual meeting.

            Response:  We have updated our disclosure accordingly.

Further the Company acknowledges that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium, Corp.